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Exhibit 8.1

List of Subsidiaries of Bookham Technology plc

Bookham Technology, Inc., a United States corporation

Bookham Technology KK, a Japanese corporation

Bookham Acquisition, Inc., a Canadian corporation

Bookham Exchange, Inc., a Canadian corporation

Bookham (Switzerland) AG, a Swiss corporation

        Bookham Exchange, Inc. is an intermediate holding company. Bookham Acquisition, Inc. owns 100% of the stock of Bookham Exchange, Inc. In addition, Bookham Exchange, Inc. holds a 25% interest in Measurement Microsystems A-Z Inc., a Canadian corporation, which had been a wholly-owned subsidiary of Bookham Exchange, Inc. from January 2001 to August 2002.

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  Exhibit 8.1
List of Subsidiaries of Bookham Technology plc